June 21, 2005

Mr. Jim B. Rosenberg
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C.  20549

RE:      United Trust Group, Inc.
         Form 10-K for the fiscal year ended December 31, 2004
         File No. 000-16867

Dear Mr. Rosenberg:

We have the following  responses to your comments dated June 1, 2005 on our Form
10-K filing for the year ended December 31, 2004.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results...

Liquidity and Capital Resources

     1.   Please  revise  your  discussion  of cash  flows,  especially  of your operating cash flows, to specifically address your sources and uses of cash. Please refer to Section IV.B. of Financial Reporting Release 72.

     Response:  As with most all  insurance  enterprises,  the primary cash flow sources for the Company have been from premiums on life insurance products, income  from  investments  and  proceeds  from  the  sales or  maturity  of investments.  Cash  outflows  consist  primarily  of payment of benefits to policyholders and beneficiaries, current operating expenses and payments in connection  with  investments  acquired.  We  believe  theses  areas  to be apparent to the reader  from the face of the  financial  statements.  These significant  items all appear on the face of the income  statement  or cash flow  statement,  and  therefore we did not repeat them in the  discussion.
     Given the staff's  comment,  we propose to expand the  discussion in future filings  to  include a table  summarizing  this  information  or direct the reader to the detail provided in the financial statements.

     2.   Please  provide  the   disclosures   required  by  Item  303(a)(5)  of
          Regulation S-K. In so doing, please include the expected settlement of the future policy  benefits  liability in the  contractual  obligation table.  In this  regard,  please  note that it would  appear that your future  policy  benefits  represent  future legal  obligations  of the
          Company.  Due to the significant  nature of these  liabilities to your business,  we  believe  the  inclusion  of  these  liabilities  in the
          contractual   obligation  table  will  provide   investors   increased
          disclosure  of your  liquidity.  The  purpose of  Financial  Reporting
          Release 67 is to obtain enhanced disclosure  concerning a registrant's contractual  payment  obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5).

     Response:  UTG has no debt outstanding,  no capital lease  obligations,  no material  operating lease obligations and no purchase  obligations.  Future policy  benefits  reflect  liabilities  such as expected  death claims.  In general,  this balance sheet line item  represents  the Company's  expected obligation on products that have insurance risk. Due to the nature of these liabilities,  maturity is event dependent and therefore,  is indeterminate.
     As a result,  we did not  interpret  them to fall  within the  category  of
     "other  long-term  liabilities"  for purposes of Item  303(a)(5).  However, given the staff's  comment,  we propose  adding in future annual  reports a
     disclosure   about  the  Company's   future   policy   benefits  and  their
     indeterminate maturity.

     3.   "Net cash provided by operating activities plus policyholder  contract deposits  less  policyholder  contract  withdrawals"  appears  to be a non-GAAP  measure,  as defined by Item  10(e)(2)  of  Regulation  S-K.
          Please  tell  us  why  this   measure  is  not   prohibited   by  Item
          10(e)(1)(ii)(A)  or remove the measure from your filing.  If it is not prohibited and not removed, please provide the disclosures required by
          Item 10(e)(1)(I)(B).

     Response:  We do not believe the  disclosure  represents  an  impermissible non-GAAP measure. Financial Reporting Release 72 section IV B 1 states "The discussion  and analysis of  operating  cash flows should not be limited by the  manner of  presentation  in the  statement  of cash  flows."  The data presented is derived directly from  information  contained in the cash flow statement and is acknowledged in sufficient detail that the reader would be able to look at the cash flow statement -  specifically,  components of the operating  activities  and financing  activities  cash flows set out in the financial statements. It is presented along with disclosures about the cash flow categories,  as set out in the financial  statements,  together with a statement about  management's  use of this  information.  Given the staff's comments, we will omit this presentation of information in future filings.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

     4.   Under  Products  in Item 1.  Business,  we noted that the goal of your product  portfolio is for it to consist of enough offerings to provide for the needs of the general  public and  existing  policyholders.  As such, please tell us how you have provided the disclosures required by paragraph 37 of SFAS 131.  Otherwise,  please tell us the  disclosures you will provide to comply with paragraph 37.

     Response:  The  Company  offers  various  life  insurance  products  to its customers.  We believe these product  offerings are similar and represent a single  marketplace.  All  are to  provide  protection  on the  life of the individual  insured.  Each product may have slightly varied options such as face amount of policy available or premium payment options,  but all remain similar in nature overall and target the same groups of clients.

1.   Organization and Summary of Significant Accounting Policies

H.   Reinsurance

     5.   Please  tell us  whether  and to what  extent  liabilities  related to policies  assumed are more uncertain and susceptible to future changes than those you write  directly  due to the  nature of the  information
          (e.g.  not being the direct  writer)  available to you at the time you record them, and tell us how you  considered  these  uncertainties  in your MD&A disclosure including critical accounting estimates.

     Response:   Almost  all  (99.8%)  of  the  reinsurance  assumed  represents
     Universal Guaranty Life Insurance  Company's (UG) percentage  participation in the Servicemembers  Group Life Insurance program (SGLI). This program is administered by Prudential,  one of the nations largest insurance entities.
     SGLI provides term life  insurance  coverage to members of the armed forces of the  United  States.  UG's  participation  in this  pool is very  small, approximately  two  tenths  of  one  percent  (.2%)  of  the  entire  pool.
     Prudential  is a major  participant  in this  pool  as are  many  insurance
     companies,   including  most  of  the  major  carriers  in  the  U.S.  This arrangement  has  been  in  existence  for  many  years  as has  been  UG's participation  in  the  arrangement.  Management  feels  confident  in  the administration and handling of this pool arrangement by Prudential and does not believe there to be any significant  uncertainties  to this arrangement as compared to other  insurance  policies  currently in force.  UG received approximately $2,000 in 2004 under this arrangement.

     6.   In  Schedule  IV, we noted that the  proportion  of  premiums  on life insurance  assumed to life insurance in force assumed is  considerably less than the proportion for both your gross and ceded life insurance.
          Please clarify for us why the differences in the proportions exist and describe the types of risks you are  assuming,  compared with what you are writing and ceding.

     Response: See explanation under question 5.

Item 9A.  Controls and Procedures

     7.   We noted that your CEO and CFO concluded that your disclosure controls and  procedures  were  effective in alerting them on a timely basis to material information required to be included in your periodic filings.
          Please  revise  your   disclosures   to  clearly  state  whether  your
          disclosure  controls and  procedures,  as defined by Exchange Act Rule
          13a-15,  were effective,  as the definition of disclosure controls and procedures  would  appear  to  encompass  more  than  just the  timely alerting of material information.  Otherwise,  please tell us how your disclosures comply with Item 307 of Regulation S-B.

     Response:  We are  filing  an  amendment  to the Form 10-K to  include  the following disclosure under Item 9A:

     The Company  carried out an evaluation,  under the supervision and with the participation of its management,  including its Chief Executive Officer and
     Chief Financial  Officer,  of the effectiveness of the design and operation of its  disclosure  controls  and  procedures  as of the end of the  period covered  by this  report.  Based on that  evaluation,  the Chief  Executive
     Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

     There were no changes in the  Company's  internal  control  over  financial reporting  during the Company's fiscal quarter ended December 31, 2004 that have materially  affected,  or are reasonably likely to materially  affect, the Company's internal control over financial reporting.

Item 15.  Exhibits and Financial Statement Schedules

Exhibit 31.1 - Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)

     8.   Please revise this Exhibit and Exhibit 31.2 so that their  language is exactly that same as the  language in Item  601(b)(31)  of  Regulation
          S-K.

     Response:  Both  Exhibit  31.1 and 31.2 have been revised to be exactly the same as the  language  in Item  601(b)(31)  of  Regulation  S-K (except for certain  references to internal control over financial  reporting which are not yet applicable to the Company).

In addition to the above  responses,  the undersigned  further  acknowledges the following:

     •    The  company is  responsible  for the  adequacy  and  accuracy  of the disclosure in the filings;

     •    Staff  comments or changes to disclosure in response to staff comments in the filings  reviewed by the staff do not foreclose the  Commission from taking any action with respect to the filing; and

     •    The  company  may  not  assert  staff  comments  as a  defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As  explained  above,  we propose  addressing  the  staff's  comments  regarding disclosures made in the  management's  discussion and analysis in future filings of the Company,  instead of an amendment to the Company's 2004 annual report. We believe  the  Company can  appropriately  address  the staff's  comments in this manner.

Please contact me should you need any additional information or have any further questions regarding this matter. My telephone number is (217) 241-6300.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President